Exhibit 99.9
Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Condensed Balance Sheet as at December 31, 2023, the Condensed Statement of Profit and Loss (including Other Comprehensive Income) for the three months and nine months ended on that date, the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the nine months ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the state of affairs of the Company as at December 31, 2023, its profit and total comprehensive income for the three months and nine months ended on that date, changes in equity and its cash flows for the nine months ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Responsibilities of Management and Those Charged with Governance for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, including total comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, Boards of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Boards of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed standalone financial statements.

We also communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018)

Place: Bengaluru Date: January 11, 2024	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 24039826BKCOCO3212

`

INFOSYS LIMITED

Condensed Standalone Financial Statements
under Indian Accounting Standards (Ind AS)
for the three months and nine months ended December 31, 2023

Index
Condensed Balance Sheet
Condensed Statement of Profit and Loss
Condensed Statement of Changes in Equity
Condensed Statement of Cash Flows
Overview and Notes to the Interim Condensed Standalone Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates and judgements
2. Notes to Interim Condensed Financial Statements
2.1 Property, plant and equipment
2.2 Goodwill and intangible assets
2.3 Leases
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade Receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Trade payables
2.14 Other liabilities
2.15 Provisions
2.16 Income taxes
2.17 Revenue from operations
2.18 Other income, net
2.19 Expenses
2.20 Basic and diluted shares used in computing earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment Reporting

INFOSYS LIMITED

(In crore)

Condensed Balance Sheet as at	Note No.	December 31, 2023	March 31, 2023
ASSETS
Non-current assets
Property, plant and equipment	2.1	10,635	11,656
Right-of-use assets	2.3	3,487	3,561
Capital work-in-progress		530	275
Goodwill	2.2	211	211
Other intangible assets		–	3
Financial assets
Investments	2.4	22,927	23,686
Loans	2.5	35	39
Other financial assets	2.6	1,386	1,341
Deferred tax assets (net)		246	779
Income tax assets (net)		6,307	5,916
Other non-current assets	2.9	1,924	1,788
Total non - current assets		47,688	49,255
Current assets
Financial assets
Investments	2.4	6,057	4,476
Trade receivables	2.7	25,434	20,773
Cash and cash equivalents	2.8	7,210	6,534
Loans	2.5	198	291
Other financial assets	2.6	9,482	9,088
Other current assets	2.9	9,900	10,920
Total current assets		58,281	52,082
Total assets		105,969	101,337
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,075	2,074
Other equity		70,310	65,671
Total equity		72,385	67,745
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	3,423	3,553
Other financial liabilities	2.12	1,968	1,317
Deferred tax liabilities (net)		638	866
Other non-current liabilities	2.14	290	414
Total non - current liabilities		6,319	6,150
Current liabilities
Financial liabilities
Lease liabilities	2.3	794	713
Trade payables	2.13
Total outstanding dues of micro enterprises and small enterprises		17	97
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,399	2,329
Other financial liabilities	2.12	10,733	12,697
Other current liabilities	2.14	8,426	7,609
Provisions	2.15	1,510	1,163
Income tax liabilities (net)		3,386	2,834
Total current liabilities		27,265	27,442
Total equity and liabilities		105,969	101,337

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 11, 2024

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended December 31,		Nine months ended December 31,
		2023	2022	2023	2022
Revenue from operations	2.17	32,491	32,389	96,932	93,483
Other income, net	2.18	1,582	1,177	3,934	3,093
Total income		34,073	33,566	100,866	96,576
Expenses
Employee benefit expenses	2.19	16,304	16,395	49,092	47,182
Cost of technical sub-contractors		4,670	4,720	13,991	14,545
Travel expenses		296	284	1,001	892
Cost of software packages and others	2.19	1,811	1,728	4,793	4,339
Communication expenses		119	132	379	386
Consultancy and professional charges		282	280	772	975
Depreciation and amortization expenses		738	713	2,222	2,039
Finance cost		82	41	215	115
Other expenses	2.19	895	978	2,862	2,417
Total expenses		25,197	25,271	75,327	72,890
Profit before tax		8,876	8,295	25,539	23,686
Tax expense:
Current tax	2.16	2,231	1,916	6,476	6,261
Deferred tax	2.16	93	169	309	61
Profit for the period		6,552	6,210	18,754	17,364
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		73	28	92	(28)
Equity instruments through other comprehensive income, net		(9)	2	31	9
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(46)	(57)	(17)	(43)
Fair value changes on investments, net		49	42	95	(275)

Total other comprehensive income/ (loss), net of tax		67	15	201	(337)

Total comprehensive income for the period		6,619	6,225	18,955	17,027
Earnings per equity share
Equity shares of par value 5/- each
Basic (in per share)		15.79	14.77	45.19	41.28
Diluted (in per share)		15.78	14.76	45.15	41.24
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.20	4,150,398,147	4,203,307,369	4,149,948,587	4,206,048,595
Diluted (in shares)	2.20	4,153,337,842	4,206,813,168	4,153,265,047	4,210,104,735

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 11, 2024

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars		Other Equity
		Reserves & Surplus								Other comprehensive income
	Equity Share Capital	Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
		Capital reserve	Other reserves (2)
Balance as at April 1, 2022	2,103	54	2,844	139	172	55,449	9	606	7,926	266	2	(264)	69,306
Impact on adoption of amendment to Ind AS 37#	–	–	–	–	–	(9)	–	–	–	–	–	–	(9)
	2,103	54	2,844	139	172	55,440	9	606	7,926	266	2	(264)	69,297
Changes in equity for the nine months ended December 31, 2022
Profit for the period	–	–	–	–	–	17,364	–	–	–	–	–	–	17,364
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(28)	(28)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	9	–	–	9
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	(43)	–	(43)
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	(275)	(275)
Total comprehensive income for the period	–	–	–	–	–	17,364	–	–	–	9	(43)	(303)	17,027
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(2,562)	–	–	2,562	–	–	–	–
Buyback of equity shares**	(13)	–	–	–	(332)	(5,820)	–	–	–	–	–	–	(6,165)
Transaction cost relating to buyback*	–	–	–	–	(17)	(1)	–	–	–	–	–	–	(18)
Amount transferred to capital redemption reserve upon buyback	–	–	–	11	–	(2)	(9)	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	817	–	–	(817)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	191	–	–	(191)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	2	(2)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	17	–	–	–	–	–	–	–	18
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	383	–	–	–	–	383
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	49	–	–	–	–	49
Dividends	–	–	–	–	–	(13,675)	–	–	–	–	–	–	(13,675)
Balance as at December 31, 2022	2,091	54	2,844	150	31	51,561	2	845	9,671	275	(41)	(567)	66,916

INFOSYS LIMITED

Condensed Statement of Changes in Equity (contd.)

(In crore)

Particulars		Other Equity
		Reserves & Surplus								Other comprehensive income
	Equity Share Capital	Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
		Capital reserve	Other reserves (2)
Balance as at April 1, 2023	2,074	54	2,862	169	133	52,183	2	878	9,654	260	(5)	(519)	67,745
Changes in equity for the nine months ended December 31, 2023
Profit for the period	–	–	–	–	–	18,754	–	–	–	–	–	–	18,754
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	92	92
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	31	–	–	31
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	(17)	–	(17)
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	95	95
Total comprehensive income for the period	–	–	–	–	–	18,754	–	–	–	31	(17)	187	18,955
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(2,326)	–	–	2,326	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	461	–	–	(461)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	351	–	–	(351)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	32	(32)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	–	–	–	–	–	–	–	–	1
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	417	–	–	–	–	417
Dividends	–	–	–	–	–	(14,733)	–	–	–	–	–	–	(14,733)
Balance as at December 31, 2023	2,075	54	2,862	169	484	54,339	34	912	11,519	291	(22)	(332)	72,385

*	net of tax
**	Including tax on buyback of 1,165 crore for the nine months ended December 31, 2022.
#	Impact on account of adoption of amendment to Ind AS 37 Provisions, Contingent Liabilities and Contingents Assets
(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 11, 2024

INFOSYS LIMITED

Condensed Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Nine months ended December 31,
		2023	2022
Cash flow from operating activities:
Profit for the period		18,754	17,364
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and Amortization		2,222	2,039
Income tax expense	2.16	6,785	6,322
Impairment loss recognized / (reversed) under expected credit loss model		194	112
Finance cost		215	115
Interest and dividend income		(3,325)	(2,401)
Stock compensation expense		378	343
Provision for post sale client support		205	201
Other adjustments		162	40
Exchange differences on translation of assets and liabilities, net		48	98
Changes in assets and liabilities
Trade receivables and unbilled revenue		(3,459)	(6,476)
Loans, other financial assets and other assets		(1,016)	(873)
Trade payables		(10)	408
Other financial liabilities, other liabilities and provisions		(170)	2,410
Cash generated from operations		20,983	19,702
Income taxes paid		(6,313)	(5,791)
Net cash generated by operating activities		14,670	13,911
Cash flow from investing activities:
Expenditure on property, plant and equipment		(1,373)	(1,475)
Deposits placed with corporation		(625)	(569)
Redemption of deposits placed with corporation		459	417
Interest and dividend received		1,252	1,090
Dividend received from subsidiary		2,118	1,187
Loan given to subsidiaries		–	(427)
Loan repaid by subsidiaries		4	393
Investment in subsidiaries		(63)	(1,530)
Proceeds from liquidation of a subsidiary		80	–
Escrow and other deposits pertaining to Buyback		–	(592)
Other receipts		123	47
Payments to acquire investments
Liquid mutual fund units		(46,790)	(48,592)
Commercial papers		(4,270)	(2,116)
Certificates of deposit		(3,169)	(5,912)
Government Securities		–	(1,370)
Non-convertible debentures		(337)	–
Other investments		(2)	(4)
Proceeds on sale of investments
Tax free bonds and government bonds		150	13
Liquid mutual fund units		45,744	47,770
Non-convertible debentures		800	220
Certificates of deposit		4,387	7,155
Commercial papers		3,045	1,100
Government Securities		5	1,532
Other investments		13	99
Net cash (used in) / generated from investing activities		1,551	(1,564)
Cash flow from financing activities:
Buyback of equity shares including transaction costs and tax on buyback		–	(3,928)
Payment of lease liabilities		(624)	(494)
Shares issued on exercise of employee stock options		1	18
Other receipts		–	57
Other payments		(158)	(61)
Payment of dividends		(14,736)	(13,676)
Net cash used in financing activities		(15,517)	(18,084)
Net increase / (decrease) in cash and cash equivalents		704	(5,737)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(28)	(59)
Cash and cash equivalents at the beginning of the period	2.8	6,534	12,270
Cash and cash equivalents at the end of the period	2.8	7,210	6,474
Supplementary information:
Restricted cash balance	2.8	54	66

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 11, 2024

INFOSYS LIMITED

Overview and Notes to the Interim Condensed Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The interim condensed standalone financial statements are approved for issue by the Company's Board of Directors on January 11, 2024.

1.2 Basis of preparation of financial statements

These interim condensed standalone financial statements are prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 (''the Act'') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed standalone financial statements do not include all the information required for a complete set of financial statements. These interim condensed standalone financial statements should be read in conjunction with the standalone financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2023. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited condensed standalone interim financial statements have been discussed in the respective notes.

As the quarter and year to date figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the interim condensed standalone financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed standalone financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the interim condensed standalone financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to note 2.16)

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to note 2.1)

2. Notes to the Interim Condensed Standalone Financial Statements

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the condensed Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the condensed Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended December 31, 2023 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at October 1, 2023	1,429	10,454	3,160	1,333	7,211	2,163	1,021	45	26,816
Additions	1	4	9	28	168	–	4	1	215
Deletions**	–	(55)	(15)	(7)	(139)	(22)	(48)	(1)	(287)
Gross carrying value as at December 31, 2023	1,430	10,403	3,154	1,354	7,240	2,141	977	45	26,744
Accumulated depreciation as at October 1, 2023	–	(4,427)	(2,654)	(1,101)	(5,230)	(1,643)	(727)	(42)	(15,824)
Depreciation	–	(103)	(55)	(29)	(282)	(57)	(43)	(1)	(570)
Accumulated depreciation on deletions**	–	55	15	7	139	20	48	1	285
Accumulated depreciation as at December 31, 2023	–	(4,475)	(2,694)	(1,123)	(5,373)	(1,680)	(722)	(42)	(16,109)
Carrying value as at October 1, 2023	1,429	6,027	506	232	1,981	520	294	3	10,992
Carrying value as at December 31, 2023	1,430	5,928	460	231	1,867	461	255	3	10,635

The changes in the carrying value of property, plant and equipment for the three months ended December 31, 2022 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at October 1, 2022	1,429	10,258	3,122	1,272	7,525	2,158	897	44	26,705
Additions	–	165	88	27	309	92	1	–	682
Deletions*	–	–	(1)	(3)	(272)	(1)	–	–	(277)
Gross carrying value as at December 31, 2022	1,429	10,423	3,209	1,296	7,562	2,249	898	44	27,110
Accumulated depreciation as at October 1, 2022	–	(4,027)	(2,607)	(1,036)	(5,443)	(1,713)	(575)	(38)	(15,439)
Depreciation	–	(99)	(61)	(27)	(281)	(55)	(41)	(1)	(565)
Accumulated depreciation on deletions*	–	–	1	3	272	1	–	–	277
Accumulated depreciation as at December 31, 2022	–	(4,126)	(2,667)	(1,060)	(5,452)	(1,767)	(616)	(39)	(15,727)
Carrying value as at October 1, 2022	1,429	6,231	515	236	2,082	445	322	6	11,266
Carrying value as at December 31, 2022	1,429	6,297	542	236	2,110	482	282	5	11,383

The changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2023 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2023	1,429	10,445	3,144	1,314	7,235	2,129	968	45	26,709
Additions	1	13	43	61	467	52	54	1	692
Additions through business transfer (Refer to note 2.4)	–	–	–	2	12	8	12	–	34
Deletions**	–	(55)	(33)	(23)	(474)	(48)	(57)	(1)	(691)
Gross carrying value as at December 31, 2023	1,430	10,403	3,154	1,354	7,240	2,141	977	45	26,744
Accumulated depreciation as at April 1, 2023	–	(4,223)	(2,558)	(1,060)	(4,977)	(1,549)	(646)	(40)	(15,053)
Depreciation	–	(307)	(169)	(86)	(867)	(177)	(132)	(3)	(1,741)
Accumulated depreciation on deletions**	–	55	33	23	471	46	56	1	685
Accumulated depreciation as at December 31, 2023	–	(4,475)	(2,694)	(1,123)	(5,373)	(1,680)	(722)	(42)	(16,109)
Carrying value as at April 1, 2023	1,429	6,222	586	254	2,258	580	322	5	11,656
Carrying value as at December 31, 2023	1,430	5,928	460	231	1,867	461	255	3	10,635

**	During the three months and nine months ended December 31, 2023, certain assets which were old having gross book value of 129 crore (net book value: Nil) and 490 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2022 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2022	1,429	10,115	3,054	1,250	7,239	2,070	817	44	26,018
Additions	–	308	161	60	826	184	81	1	1,621
Deletions*	–	–	(6)	(14)	(503)	(5)	–	(1)	(529)
Gross carrying value as at December 31, 2022	1,429	10,423	3,209	1,296	7,562	2,249	898	44	27,110
Accumulated depreciation as at April 1, 2022	–	(3,834)	(2,494)	(993)	(5,163)	(1,614)	(499)	(37)	(14,634)
Depreciation	–	(292)	(179)	(81)	(792)	(158)	(117)	(3)	(1,622)
Accumulated depreciation on deletions*	–	–	6	14	503	5	–	1	529
Accumulated depreciation as at December 31, 2022	–	(4,126)	(2,667)	(1,060)	(5,452)	(1,767)	(616)	(39)	(15,727)
Carrying value as at April 1, 2022	1,429	6,281	560	257	2,076	456	318	7	11,384
Carrying value as at December 31, 2022	1,429	6,297	542	236	2,110	482	282	5	11,383

*	During the three months and nine months ended December 31, 2022, certain assets which were old having gross book value of 252 crore (net book value: Nil) and 401 crore (net book value: Nil), respectively were retired.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the statement of Profit and Loss.

Repairs and maintenance costs are recognized in the statement of Profit and Loss when incurred.

2.2 GOODWILL AND INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Carrying value at the beginning	211	211
Carrying value at the end	211	211

2.2.2 Intangible Assets:

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option. Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended December 31, 2023:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at October 1, 2023	546	2,689	433	3,668
Additions*	–	2	145	147
Deletions	(10)	(47)	(13)	(70)
Impairment#	–	(88)	–	(88)
Depreciation	(1)	(121)	(48)	(170)
Balance as at December 31, 2023	535	2,435	517	3,487

*	Net of adjustments on account of modifications

#	included under other expenses. Refer note 2.19

Following are the changes in the carrying value of right of use assets for the three months ended December 31, 2022:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at October 1, 2022	550	2,790	178	3,518
Additions*	–	23	160	183
Deletions	–	(2)	(16)	(18)
Depreciation	(1)	(111)	(33)	(145)
Balance as at December 31, 2022	549	2,700	289	3,538

*	Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right of use assets for the nine months ended December 31, 2023:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2023	548	2,669	344	3,561
Additions*	–	290	370	660
Deletions	(10)	(77)	(76)	(163)
Impairment#	–	(88)	–	(88)
Depreciation	(3)	(359)	(121)	(483)
Balance as at December 31, 2023	535	2,435	517	3,487

*	Net of adjustments on account of modifications and lease incentives

#	included under other expenses. Refer note 2.19

Following are the changes in the carrying value of right of use assets for the nine months ended December 31, 2022:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2022	552	2,621	138	3,311
Additions*	–	411	266	677
Deletions	–	(3)	(50)	(53)
Depreciation	(3)	(329)	(65)	(397)
Balance as at December 31, 2022	549	2,700	289	3,538

*	Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at December 31, 2023 and March 31, 2023:

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Current lease liabilities	794	713
Non-current lease liabilities	3,423	3,553
Total	4,217	4,266

2.4 INVESTMENTS

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Non-current investments
Equity instruments of subsidiaries	9,145	9,078
Redeemable Preference shares of subsidiary	2,831	2,831
Preference securities and equity securities	218	196
Target maturity fund units	422	402
Others	95	82
Tax free bonds	1,733	1,742
Government bonds	15	14
Non-convertible debentures	1,818	2,490
Government Securities	6,650	6,851
Total non-current investments	22,927	23,686
Current investments
Liquid mutual fund units	1,418	260
Commercial Papers	1,725	420
Certificates of deposit	1,613	2,765
Tax free bonds	–	150
Government Securities	201	5
Non-convertible debentures	1,100	876
Total current investments	6,057	4,476
Total carrying value	28,984	28,162

(In crore, except as otherwise stated)

Particulars	As at
	December 31, 2023	March 31, 2023
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of 10,000/- each, fully paid up
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	–	1
Nil (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC#	2,637	2,637
Infosys Singapore Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Skava Systems Private Limited	–	59
25,000 (25,000) shares of 10/- each, fully paid up
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
WongDoody, Inc.	380	380
100 (100) shares
Infosys Luxembourg S.a r.l.	26	17
30,000 (20,000) shares
Infosys Austria GmbH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up
Infosys Consulting S.R.L. (Romania)	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Infosys Limited Bulgaria EOOD	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares 10 per share, fully paid up
Infosys Automotive and Mobility GmbH	15	15
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	48	7
1,508,060 (1,30,842) share Turkish Liras 100 (10,000) per share, fully paid up
Infosys Consulting S.R.L. (Argentina)	2	2
2,94,500 (2,94,500) shares AR$ 100 per share, fully paid up
Infosys Business Solutions LLC	8	8
10,000 (10,000) shares USD 100 per share, fully paid up
Danske IT and Support Services India Private Limited	77	–
3,27,789 (Nil) shares 10 per share fully paid up
Investments in Redeemable Preference shares of subsidiary
Infosys Singapore Pte Ltd	2,831	2,831
45,62,00,000 (45,62,00,000) shares of SGD 1 per share, fully paid up
40,000,000 (40,000,000) shares of USD 1 per share, fully paid up
	11,976	11,909
Investments carried at fair value through profit or loss
Target maturity fund units	422	402
Others (1)	95	82
	517	484
Investments carried at fair value through other comprehensive income
Preference securities	79	193
Equity securities	2	3
	81	196
Quoted
Investments carried at amortized cost
Tax free bonds	1,733	1,742
Government bonds	15	14
	1,748	1,756
Investments carried at fair value through other comprehensive income
Non-convertible debentures	1,818	2,490
Equity Securities	137	–
Government Securities	6,650	6,851
	8,605	9,341
Total non-current investments	22,927	23,686
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,418	260
	1,418	260
Investments carried at fair value through other comprehensive income
Commercial Papers	1,725	420
Certificates of deposit	1,613	2,765
	3,338	3,185
Quoted
Investments carried at amortized cost
Tax free bonds	–	150
	–	150
Investments carried at fair value through other comprehensive income
Government Securities	201	5
Non-convertible debentures	1,100	876
	1,301	881
Total current investments	6,057	4,476
Total investments	28,984	28,162
Aggregate amount of quoted investments	11,654	12,128
Market value of quoted investments (including interest accrued), current	1,302	1,050
Market value of quoted investments (including interest accrued), non-current	10,542	11,336
Aggregate amount of unquoted investments	17,330	16,034
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	11,976	11,909
Investments carried at amortized cost	1,748	1,906
Investments carried at fair value through other comprehensive income	13,325	13,603
Investments carried at fair value through profit or loss	1,935	744

(1)	Uncalled capital commitments outstanding as of December 31, 2023 and March 31, 2023 was 5 crore and 8 crore, respectively.

Refer to note 2.10 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		December 31, 2023	March 31, 2023
Liquid mutual fund units - carried at fair value through profit or loss	Quoted price	1,418	260
Target maturity fund units - carried at fair value through profit or loss	Quoted price	422	402
Tax free bonds and government bonds - carried at amortized cost	Quoted price and market observable inputs	1,933	2,134
Non-convertible debentures - carried at fair value through other comprehensive income	Quoted price and market observable inputs	2,918	3,366
Government securities - carried at fair value through other comprehensive income	Quoted price and market observable inputs	6,851	6,856
Commercial Papers - carried at fair value through other comprehensive income	Market observable inputs	1,725	420
Certificates of deposit - carried at fair value through other comprehensive income	Market observable inputs	1,613	2,765
Quoted Equity Securities - carried at fair value through other comprehensive income	Quoted price	137	–
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	81	196
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	95	82
Total		17,193	16,481

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

Danske IT and Support Services India Private Limited

On September 1, 2023, Infosys acquired 100% of the voting interests in Danske IT and Support Services India Private Limited, which is Danske Bank's IT center in India. The acquisition was conducted by entering into a share purchase agreement. The estimated consideration is approximately DKK 63 million (approximately 77 crore) which may be subjected to a further adjustment on finalization of the opening net assets value as agreed in the Share Purchase Agreement.

Proposed acquisition

On January 11, 2024, Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India, for a consideration including earn-outs, and management incentives and retention bonuses totalling up to 280 crore (approximately $34 million) , subject to customary closing adjustments.

2.5 LOANS

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Non- Current
Loans considered good - Unsecured
Other Loans
Loans to employees	35	39
	35	39
Loans credit impaired - Unsecured
Other Loans
Loans to employees	–	–
Less: Allowance for credit impairment	–	–
	–	–
Total non - current loans	35	39
Current
Loans considered good - Unsecured
Loans to subsidiaries	–	43
Other Loans
Loans to employees	198	248
Total current loans	198	291
Total Loans	233	330

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Non-current
Security deposits (1)	43	43
Net investment in Sublease of right of use asset (1)	–	298
Rental deposits (1)	163	183
Unbilled revenues (1)(5)#	956	686
Others(1)	224	131
Total non-current other financial assets	1,386	1,341
Current
Security deposits (1)	1	1
Rental deposits (1)	29	5
Restricted deposits (1)*	2,283	2,116
Unbilled revenues (1)(5)#	4,489	5,166
Interest accrued but not due (1)	329	441
Foreign currency forward and options contracts (2)(3)	31	79
Net investment in Sublease of right-of-use asset (1)	–	48
Others (1)(4)	2,320	1,232
Total current other financial assets	9,482	9,088
Total other financial assets	10,868	10,429
(1) Financial assets carried at amortized cost	10,837	10,350
(2) Financial assets carried at fair value through other comprehensive income	13	32
(3) Financial assets carried at fair value through Profit or Loss	18	47
(4) Includes dues from subsidiaries	2,081	1,051
(5) Includes dues from subsidiaries	141	290

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Current
Trade Receivable considered good - Unsecured (1)	25,907	21,202
Less: Allowance for expected credit loss	473	429
Trade Receivable considered good - Unsecured	25,434	20,773
Trade Receivable - credit impaired - Unsecured	157	106
Less: Allowance for credit impairment	157	106
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables (2)	25,434	20,773
(1) Includes dues from subsidiaries	322	611
(2) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Balances with banks
In current and deposit accounts	7,210	4,864
Cash on hand	–	–
Others
Deposits with financial institutions	–	1,670
Total Cash and cash equivalents	7,210	6,534
Balances with banks in unpaid dividend accounts	34	37
Deposit with more than 12 months maturity	–	700

Cash and cash equivalents as at December 31, 2023 and March 31, 2023 include restricted cash and bank balances of 54 crore and 46 crore, respectively.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Non-current
Capital advances	119	141
Advances other than capital advances
Others
Prepaid expenses	49	63
Defined benefit plan assets	9	9
Deferred contract cost
Cost of obtaining a contract(3)	103	139
Cost of fulfillment	666	601
Other receivables	20	–
Unbilled revenues(2)	290	167
Withholding taxes and others	668	668
Total non-current other assets	1,924	1,788
Current
Advances other than capital advances
Payment to vendors for supply of goods	38	171
Others
Prepaid expenses (1)	2,122	1,705
Unbilled revenues(2)	5,251	6,365
Deferred contract cost
Cost of obtaining a contract(3)	188	400
Cost of fulfillment	234	109
Withholding taxes and others	2,055	2,047
Other receivables	12	123
Total current other assets	9,900	10,920
Total other assets	11,824	12,708
(1) Includes dues from subsidiaries	174	198

(2)	Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

(3)	Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability. As at December 31, 2023, the financial liability pertaining to such arrangements amounts to 63 crore. (Refer to note 2.12)

Withholding taxes and others primarily consist of input tax credits and Cenvat/ VAT recoverable from Government of India.

2.10 FINANCIAL INSTRUMENTS

Accounting Policy

2.10.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the condensed Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in statement of profit and loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2023 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	7,210	–	–	–	–	7,210	7,210
Investments (Refer to note 2.4)
Preference securities, Equity securities and others	–	–	95	218	–	313	313
Tax free bonds and government bonds	1,748	–	–	–	–	1,748	1,933(1)
Liquid mutual fund units	–	–	1,418	–	–	1,418	1,418
Target maturity fund units	–	–	422	–	–	422	422
Commercial Papers	–	–	–	–	1,725	1,725	1,725
Certificates of deposit	–	–	–	–	1,613	1,613	1,613
Non convertible debentures	–	–	–	–	2,918	2,918	2,918
Government Securities	–	–	–	–	6,851	6,851	6,851
Trade receivables (Refer to note 2.7)	25,434	–	–	–	–	25,434	25,434
Loans (Refer to note 2.5)	233	–	–	–	–	233	233
Other financial assets (Refer to note 2.6) (3)	10,837	–	18	–	13	10,868	10,813(2)
Total	45,462	–	1,953	218	13,120	60,753	60,883
Liabilities:
Trade payables (Refer to note 2.13)	2,416	–	–	–	–	2,416	2,416
Lease liabilities (Refer to note 2.3)	4,217	–	–	–	–	4,217	4,217
Other financial liabilities (Refer to note 2.12)	10,308	–	112	–	30	10,450	10,450
Total	16,941	–	112	–	30	17,083	17,083

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 55 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2023 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	6,534	–	–	–	–	6,534	6,534
Investments (Refer to note 2.4)
Preference securities, Equity securities and others	–	–	82	196	–	278	278
Tax free bonds and government bonds	1,906	–	–	–	–	1,906	2,134(1)
Target maturity fund units		–	402	–	–	402	402
Liquid mutual fund units	–	–	260	–	–	260	260
Commercial Papers	–	–	–	–	420	420	420
Certificates of deposit	–	–	–	–	2,765	2,765	2,765
Non convertible debentures	–	–	–	–	3,366	3,366	3,366
Government Securities	–	–	–	–	6,856	6,856	6,856
Trade receivables (Refer to note 2.7)	20,773	–	–	–	–	20,773	20,773
Loans (Refer to note 2.5)	330	–	–	–	–	330	330
Other financial assets (Refer to note 2.6)(3)	10,350	–	47	–	32	10,429	10,345(2)
Total	39,893	–	791	196	13,439	54,319	54,463
Liabilities:
Trade payables (Refer to note 2.13)	2,426	–	–	–	–	2,426	2,426
Lease Liabilities (Refer to note 2.3)	4,266	–	–	–	–	4,266	4,266
Other financial liabilities (Refer to note 2.12)	11,989	–	42	–	14	12,045	12,045
Total	18,681	–	42	–	14	18,737	18,737

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at December 31, 2023 is as follows:

 (In crore)

Particulars	As at December 31, 2023	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in tax free bonds	1,918	1,692	226	–
Investments in government bonds	15	15	–	–
Investments in liquid mutual fund units	1,418	1,418	–	–
Investments in target maturity fund units	422	422	–	–
Investments in certificates of deposit	1,613	–	1,613	–
Investments in commercial papers	1,725	–	1,725	–
Investments in non convertible debentures	2,918	2,248	670	–
Investments in government securities	6,851	6,851	–	–
Investments in equity securities	139	137	–	2
Investments in preference securities	79	–	–	79
Other investments	95	–	–	95
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to note 2.6)	31	–	31	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to note 2.12)	142	–	142	–

During the nine months ended December 31, 2023, tax free bonds and non-convertible debentures of 1,525 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 was as follows:

 (In crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in tax free bonds	2,120	1,331	789	–
Investments in target maturity fund units	402	402	–	–
Investments in government bonds	14	14	–	–
Investments in liquid mutual fund units	260	260	–	–
Investments in certificates of deposit	2,765	–	2,765	–
Investments in commercial papers	420	–	420	–
Investments in non convertible debentures	3,366	1,364	2,002	–
Investments in government securities	6,856	6,856	–	–
Investments in equity securities	3	–	–	3
Investments in preference securities	193	–	–	193
Other investments	82	–	–	82
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to note 2.6)	79	–	79	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer note 2.12)	56	–	56	–

During the year ended March 31, 2023, tax free bonds and government securities of 383 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further non-convertible debentures of 1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial papers, treasury bills, government securities, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Company's risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.11.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	December 31, 2023	March 31, 2023
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,075	2,074
4,15,04,47,554 (4,14,85,60,044) equity shares fully paid-up
	2,075	2,074

(1)	Refer to note 2.20 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently. For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at December 31, 2023 and March 31, 2023 is set out below:

(in crore, except as stated otherwise)

Particulars	As at December 31, 2023		As at March 31, 2023
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,14,85,60,044	2,074	4,20,67,38,641	2,103
Add: Shares issued on exercise of employee stock options	1,887,510	1	2,247,751	1
Less: Shares bought back	–	–	60,426,348	30
As at the end of the period	4,15,04,47,554	2,075	4,14,85,60,044	2,074

Capital allocation policy

Effective fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of December 31, 2023, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.11.2 DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act, 2013 is as follows:-

(in )

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Interim dividend for fiscal 2024	18.00	–	18.00	–
Final dividend for fiscal 2023	–	–	17.50	–
Interim dividend for fiscal 2023	–	16.50	–	16.50
Final dividend for fiscal 2022	–	–	–	16.00

The Board of Directors in their meeting held on April 13, 2023 recommended a final dividend of 17.50/- per equity share for the financial year ended March 31, 2023. The same was approved by the shareholders at the Annual General Meeting (AGM) of the Company held on June 28, 2023 which resulted a net cash outflow of 7,262 crore.

The Board of Directors in their meeting held on October 12, 2023 declared an interim dividend of 18/- per equity share which resulted in a net cash outflow of 7,471 crore.

2.11.3 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan): On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 11,249,465 shares and 12,172,119 shares as at December 31, 2023 and March 31, 2023, respectively under the 2015 plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at December 31, 2023 and March 31, 2023.

The following is the summary of grants during the three months and nine months ended December 31, 2023 and December 31, 2022:

	2019 Plan				2015 Plan
Particulars	Three months ended December 31,		Nine months ended December 31,		Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022	2023	2022	2023	2022
Equity settled RSUs
Key Management Personnel (KMP)	35,990	–	114,271	176,893	88,040	–	421,636	287,325
Employees other than KMP	464,260	3,814	464,260	374,774	1,169,660	48,050	1,197,940	48,050
	500,250	3,814	578,531	551,667	1,257,700	48,050	1,619,576	335,375
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–	–	–	–	–
Employees other than KMP	–	–	–	–	7,950	–	7,950	–
	–	–	–	–	7,950	–	7,950	–
Total Grants	500,250	3,814	578,531	551,667	1,265,650	48,050	1,627,526	335,375

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore for fiscal 2024 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 2,72,026 performance based RSU’s were granted effective May 2, 2023.

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore for fiscal 2024 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 15,656 performance based RSU’s were granted effective May 2, 2023.

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore for fiscal 2024 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 39,140 performance based RSU’s were granted effective May 2, 2023.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of December 31, 2023, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment. The grant date for this purpose in accordance with Ind AS 102, Share based payment is July 1, 2022.

Under the 2019 plan:

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2024 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 78,281 performance based RSU’s were granted effective May 2, 2023.

Other KMP

Under the 2015 plan:

During the nine months ended December 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved 88,040 time based RSUs and 6,774 performance based RSUs to other KMP under the 2015 plan. The time based RSUs will vest over three years and performance based RSUs will vest over three years based on certain performance targets.

Under the 2019 plan:

During the nine months ended December 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 35,990 RSUs to other KMP under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Granted to:
KMP	14	–	51	41
Employees other than KMP	117	101	327	302
Total (1)	131	101	378	343
(1) Cash settled stock compensation expense included in the above	-	2	3	-

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR based options.The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADR-RSU	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS-RSU
Weighted average share price () / ($ ADS)	1,321	16.41	1,525	18.08
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-31	25-33	23-32	27-34
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	5-7	2-5
Weighted average fair value as on grant date () / ($ ADS)	1,151	14.31	1,210	13.69

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Non-current
Others
Compensated absences	83	76
Accrued compensation to employees (1)	13	5
Accrued expenses (1)	1,866	1,184
Other payables (1)(6)	6	52
Total non-current other financial liabilities	1,968	1,317
Current
Unpaid dividends (1)	34	37
Others
Accrued compensation to employees (1)	2,796	3,072
Accrued expenses (1)(4)	4,506	4,430
Retention monies (1)	13	17
Capital creditors (1)	208	652
Compensated absences	2,168	1,893
Other payables (1)(5)(6)	866	2,540
Foreign currency forward and options contracts (2)(3)	142	56
Total current other financial liabilities	10,733	12,697
Total other financial liabilities	12,701	14,014
(1) Financial liability carried at amortized cost	10,308	11,989
(2) Financial liability carried at fair value through profit or loss	112	42
(3) Financial liability carried at fair value through other comprehensive income	30	14
(4) Includes dues to subsidiaries	29	30
(5) Includes dues to subsidiaries	381	422

(6) Deferred contract cost (Refer to note 2.10) includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability. As at December 31, 2023, the financial liability pertaining to such arrangements amounts to 63 crore.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.13 TRADE PAYABLES

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Outstanding dues of micro enterprises and small enterprises	17	97
Outstanding dues of creditors other than micro enterprises and small enterprises(1)	2,399	2,329
Total trade payables	2,416	2,426
(1) Includes dues to subsidiaries	725	653

2.14 OTHER LIABILITIES

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Non-current
Accrued defined benefit liability	260	412
Others
Deferred income	2	2
Deferred income - government grants	28	-
Total non - current other liabilities	290	414
Current
Accrued defined benefit liability	2	2
Unearned revenue	6,210	5,491
Others
Deferred income - government grants	5	28
Withholding taxes and others	2,209	2,088
Total current other liabilities	8,426	7,609
Total other liabilities	8,716	8,023

2.15 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Current
Others
Post-sales client support and other provisions	1,510	1,163
Total provisions	1,510	1,163

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.16 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Current taxes	2,231	1,916	6,476	6,261
Deferred taxes	93	169	309	61
Income tax expense	2,324	2,085	6,785	6,322

Income tax expense for the three months ended December 31, 2023 and December 31, 2022 includes reversal (net of provisions) of 71 crore and 79 crore, respectively. Income tax expense for the nine months ended December 31, 2023 and December 31, 2022 includes reversal (net of provisions) of 151 crore and 65 crore, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

Deferred income tax for the three months and nine months ended December 31, 2023 and December 31, 2022 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.17 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered. Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the three months and nine months ended December 31, 2023 and December 31, 2022 is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Revenue from software services	32,405	32,328	96,697	93,312
Revenue from products and platforms	86	61	235	171
Total revenue from operations	32,491	32,389	96,932	93,483

Products & platforms

The Company derives revenues from the sale of products and platforms including Infosys Applied AI which applies next-generation AI and machine learning.The percentage of revenue from fixed-price contracts for the three months ended December 31, 2023 and December 31, 2022 is 58% and 55%, respectively. The percentage of revenue from fixed-price contracts for the nine months ended December 31, 2023 and December 31, 2022 is 56% and 54%, respectively.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

2.18 OTHER INCOME, NET

2.18.1 Other income

Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.18.2 Foreign currency

Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and nine months ended December 31, 2023 and December 31, 2022 is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	33	38	101	113
Deposit with Bank and others	159	136	505	451
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial papers, certificates of deposit and government securities	208	215	601	650
Income on investments carried at fair value through other comprehensive income	–	–	–	1
Income on investments carried at fair value through profit or loss
Gain / (loss) on liquid mutual funds and other investments	81	63	160	107
Dividend received from subsidiary	927	494	2,118	1,187
Exchange gains/(losses) on foreign currency forward and options contracts	(202)	(413)	(103)	(673)
Exchange gains/(losses) on translation of other assets and liabilities	289	562	340	1,073
Miscellaneous income, net	87	82	212	184
Total other income	1,582	1,177	3,934	3,093

2.19 EXPENSES

Accounting Policy

2.19.1 Gratuity and Pension

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.19.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.19.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.19.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Employee benefit expenses
Salaries including bonus	15,569	15,757	47,033	45,248
Contribution to provident and other funds	511	499	1,502	1,425
Share based payments to employees (Refer to note 2.11)	131	101	378	343
Staff welfare	93	38	179	166
	16,304	16,395	49,092	47,182
Cost of software packages and others
For own use	429	379	1,215	1,082
Third party items bought for service delivery to clients	1,382	1,349	3,578	3,257
	1,811	1,728	4,793	4,339
Other expenses
Power and fuel	44	40	130	113
Brand and Marketing	182	184	601	526
Rates and taxes	58	54	188	157
Repairs and Maintenance	233	237	719	670
Consumables	7	5	18	18
Insurance	41	35	128	106
Provision for post-sales client support and others	31	132	205	201
Commission to non-whole time directors	4	4	11	11
Impairment loss recognized / (reversed) under expected credit loss model	10	59	194	112
Auditor's remuneration
Statutory audit fees	1	1	5	5
Tax matters	–	–	–	–
Other services	–	–	–	–
Contributions towards Corporate Social Responsibility	125	132	315	289
Others	159	95	348	209
	895	978	2,862	2,417

2.20 BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER EQUITY SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented. The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Contingent liabilities:
Claims against the Company, not acknowledged as debts(1)	4,490	4,316
[Amount paid to statutory authorities 5,900 crore (6,115 crore)]
Commitments:
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	637	824
Other Commitments*	5	8

*	Uncalled capital pertaining to investments

(1)	As at December 31, 2023 and March 31, 2023, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 4,083 crore and 3,953 crore, respectively.The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Income Tax Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.Amount paid to statutory authorities against the tax claims amounted to 5,890 crore and 6,105 crore as at December 31, 2023 and March 31, 2023, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2023 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the nine months ended December 31, 2023, the following are the changes in the subsidiaries.

-	Infosys Americas Inc., (Infosys Americas) a Wholly-owned subsidiary of Infosys Limited is liquidated effective July 14, 2023.
-	oddity GmbH renamed as WongDoody GmbH.
-	On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH).
-	On September 1, 2023 Infosys Ltd. acquired 100% of voting interests in Danske IT and Support Services India Private Limited (“Danske IT”).
-	Infosys BPM Canada Inc, a Wholly-owned subsidiary of Infosys BPM Limited was incorporated on August 11, 2023.
-	Kaleidoscope Prototyping LLC, a Wholly-owned subsidiary of Kaleidoscope Animations is liquidated effective November 1, 2023.
-	oddity Code d.o.o renamed as WongDoody d.o.o
-	On November 24, 2023 Stater Participations B.V (Wholly-owned subsidiary of Stater N.V) merged with Stater N.V and Stater Belgium N.V./S.A which was formerly a wholly owned subsidiary of Stater Participations B.V. became a wholly owned subsidiary of Stater N.V.

The Company’s related party transactions during the three months and nine months ended December 31, 2023 and December 31, 2022 and outstanding balances as at December 31, 2023 and March 31, 2023 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Change in key management personnel

The following are the changes in the key management personnel:

Independent directors:

-	Helene Auriol Potier (appointed as independent director effective May 26, 2023)
-	Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024)

Executive Officers:

-	Mohit Joshi (resigned as President effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the company)
-	Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)
-	Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	24	12	82	86
Commission and other benefits to non-executive / independent directors	4	5	12	12
Total	28	17	94	98

(1)	Total employee stock compensation expense for the three months ended December 31, 2023 and December 31, 2022 includes a charge of 14 crore and less than a crore, respectively, towards key management personnel. For the nine months ended December 31, 2023 and December 31, 2022, includes a charge of 51 crore and 41 crore respectively, towards key management personnel. (Refer to note 2.11).

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.23 SEGMENT REPORTING

The Company publishes this financial statement along with the interim condensed consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim condensed consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 11, 2024